Exhibit 99.1

Rail Vision Successfully Installed its AI- based Product at a Leading Global Mining Company

The mining Company is one of the world's largest producers of metals

Ra’anana, Israel, July 31, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, announced today it has successfully installed its product at one of Latin America’s leading mining companies.

Following a successful delivery, Rail Vision’s team arrived at the mining company’s installation site, where both sides installed the AI-based MainLine product. During Rail Vision’s visit, Rail Vision led training sessions for the mining company’s team. The mining company plans on evaluating the system’s performance over the upcoming months.

The mining company is one of the world's largest producers of metals. Its operations comprise integrated logistics systems, including approximately 2,000 kilometers of railways, marine terminals and 10 ports distributed around the globe.

The MainLine product, designed to overcome modern railway industry challenges and to support operators in identifying potential hazards on the tracks, such as people, animals, rocks, debris, and vehicles, operates at a distance of up to two kilometers (1.2 miles), in challenging weather and low light conditions.

Rail Vision’s products enhance train operation safety and preserve business continuity. Combining electro-optical sensors with artificial intelligence and machine learning technologies Rail Vision’s products detect and classify obstacles on and along the tracks generating real-time visual and acoustic alerts for the driver and the operator’s command-and-control center.

Shahar Hania, CEO of Rail Vision, stated, "We are honored to work with such a prestigious company, operating thousands of miles of railways while hauling raw materials. This cross-continent project is a testament to our ability and devotion to the global industry by collaborating with top customers and industry leaders. We aim to set a new standard in railway operations and safety in Latin America and worldwide by leveraging advanced AI technologies to ensure safer and more efficient transport solutions."

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its aim to set a new standard in railway operations and safety in Latin America and worldwide by leveraging advanced AI technologies to ensure safer and more efficient transport solutions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations
Michal Efraty
investors@railvision.io